UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                          AMERICAN VANGUARD CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    030371108
                                 (CUSIP Number)

                                DECEMBER 31, 2004
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /  /  Rule 13d-1(b)
         /  /  Rule 13d-(c)
         / X/  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.: 030371108
           ---------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Eric G. Wintemute
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                    5       SOLE VOTING POWER
         NUMBER OF

         SHARES                             255,469
                                    --------------------------------------------
                                    6       SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           249,861
                                    --------------------------------------------
                                    7       SOLE DISPOSITIVE POWER
         EACH

         REPORTING                          255,469
                                    --------------------------------------------
                                    8       SHARED DISPOSITIVE POWER
         PERSON WITH

                                            249,861
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            505,330
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* / /


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.56% of issued and outstanding Common Stock
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

                                *SEE INSTRUCTIONS

ITEM 1(A)         NAME OF ISSUER:

                  American Vanguard Corporation

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4695 MacArthur Court, Suite 1250
                  Newport Beach, California 92660

ITEM 2(A)         NAME OF PERSON FILING:

                  Eric G. Wintemute

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  4695 MacArthur Court, Suite 1250
                  Newport Beach, California 92660

ITEM 2(C)         CITIZENSHIP:

                  United States

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.10 per share

ITEM 2(E)         CUSIP NUMBER:

                  030371108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

ITEM 4.           OWNERSHIP:

                  (a) AMOUNT BENEFICIALLY OWNED: 505,330

                  (b) PERCENT OF CLASS: 5.56% (based on 9,096,095 shares of Common Stock issued and outstanding shares as of December 31,
                  2004)

                  (c) NUMBER OF SHARES AS TO SUCH PERSONS HAS:

                           (i) sole power to vote or to direct the vote: 255,469

                           (ii) shared power to vote or to direct the vote:
                                                                         249,861

                           (iii) sole power to dispose or to direct the
                                 disposition of: 255,469

                           (iv) shared power to dispose or to direct the
                                disposition of: 249,861

The above figures include: (a) 101,250 shares of Common Stock that the reporting person is entitled to acquire pursuant to stock options exercisable within sixty days of the filing of this Schedule 13G; the reporting person disclaims beneficial ownership of such shares until the shares are acquired upon exercise of the options; and (b) 52,260 shares of Common Stock are held in custodial or trustee accounts for the reporting person's minor children for which the reporting person and/or the reporting person's spouse act as trustee or custodian; except in his capacity as trustee or custodian for these shares, the reporting person disclaims any other interest therein.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  The reporting person and/or his spouse have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 249,861 shares of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP:

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : February ___ , 2005

                                                           /s/ Eric G. Wintemute
                                                           ---------------------
                                                           Eric G. Wintemute



Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations.  (See 18 U.S.C. 1001)